FOR PUBLIC RELEASE

15027890

SEC Mail Processing Section
RECEIVED NOV 27 2015
Wash., D.C. 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cazier (801) 320-1326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – *if individual, state last, first, middle name*)

32565 B Golden Lantern, Suite 509 (Address) Dana Point (City) California (State) 92629 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/2

aB 12/2

OATH OR AFFIRMATION

I, David Cazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP/CFO

Title

JANA M TEW
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 12/16/2018
Commission # 682675

Notary Public
Comm exp: 12/16/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2015

With

INDEPENDENT REGISTERED AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGITERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation (the "Company") as of September 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
November 20, 2015

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2015

Assets				
Cash			$	1,307,158
Cash segregated under Federal and other regulations				548,064
Deposits with clearing organizations				342,500
Legal Retainers				50,627
Receivables:				
Customers	$	777,421		
Broker/dealers		274,842		
Employees		2,933		1,055,196
Investments:				
DTCC Common Stock	$	691,670		
Securities purchased not sold		23,796		715,466
Furniture & Equipment, at cost, less accumulated Depreciation of $ 193,373				253,931
Total Assets			$	**4,272,942**
Liabilities and Stockholder's Equity				
Current Liabilities				
Payable to customers			$	124,554
Payable to broker/dealers				23,977
Payable to correspondents				921,065
Payable to clearing organizations				6,426
Accounts payable and accrued expenses				366,199
Salaries and commissions payable				141,393
Total current liabilities				1,583,614
Long-term Liabilities				
Correspondent deposits				175,000
Total Liabilities			$	**1,758,614**
Stockholder's Equity				
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding			$	88,925
Additional paid-in capital				1,870,783
Retained Earnings				554,620
Total Stockholder's Equity				**2,514,328**
Total Liabilities and Stockholder's Equity			$	**4,272,942**

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers through out the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash from Participants for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectibility. The Company determines the need for an allowance based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, historical experience and the financial condition of customers, and other debtors.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Consolidated Statements of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Cash Deposits. Deposits and contributions received in the form of cash may be invested in overnight reverse repurchase agreements, commercial paper bank sweep deposits, money market funds, direct obligations of the U.S. Government and bank deposits. Overnight Reverse repurchase agreements provide for delivery of cash in exchange for securities having a fair value, which is at least 102% of the amount of the agreements. Securities purchased under overnight reverse repurchase agreements are typically U.S. Treasury and Agency securities. Overnight reverse repurchase agreements are recorded at the contract amounts. Any interest earned on these investments is accrued and passed through to participants within interest income in the Consolidated Statements of Income and Comprehensive Income.

Other Deposits, at Fair Value. Other deposits may include US Treasury Securities, US agency-issued debt securities, and US agency residential mortgage-backed securities. Any interests earned on these investments is accrued and passed through to participants within interest income in the Consolidated Statements of Income and Comprehensive Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Premises and Equipment. Premises and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building and improvements are primarily amortized over 39 years using the straight line method. Depreciation expense for leasehold improvements, furniture and equipment, and buildings and improvements is included in depreciation and amortization in the accompanying Consolidated Statements of Income and Comprehensive Income.

Identified Intangible Assets. Identified intangible assets with finite lives are amortized in a pattern consistent with the assets' identifiable cash flows or using a straight line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with finite lives are reviewed for possible impairments when events or changed circumstances may affect the underlying basis of the asset.

Revenue Recognition. Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2015, the Company's uninsured cash balances totaled $1,350,222.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the recognition of uncertain tax positions, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

Recently Issued Accounting Standards.

FASB ASC Topic 606, Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09 - Revenue from Contracts with Customers." This ASU requires an entity to recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation. The ASU will replace most existing revenue recognition guidance in U.S. General Accepted Accounting Principles (GAAP) when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Recently Adopted Accounting Standards.

FASB ASC Topic 740, Income Taxes. In July 2013, the FASB issued ASU No. 2013-11, requiring public and private entities to present unrecognized tax benefits as a decrease in net operating loss, similar tax loss or tax credit carry forward if certain criteria are met. The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exists at the reporting date and presumes disallowance of the tax position at the reporting date. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The amendments should he applied prospectively to unrecognized tax benefits that exist at the effective date. Early adoption is permitted. Alpine is evaluating the impact of this guidance on the Company's consolidated financial condition, results of operations, and cash flows upon adoption of this guidance. The adoption of this guidance did not have an impact on the financial condition, results of operations, or cash flows.

FASB ASC Topic 405, Liabilities. In February 2013, the FASB issued ASU No. 2013-04, adding disclosure requirements for entities with joint and severally liable agreements with other co-obligors. This update requires entities to measure the obligation as the sum of the amount the entity has agreed with co-obligors to pay and any additional amount it expects to pay on behalf of one or more co-obligors. Required disclosures include a description of the nature of the arrangement, how the liability arose, the relationship with co-obligors and the terms and conditions of the arrangement (ASC 460-10, Guarantees). For nonpublic entities, the ASU is effective for fiscal years beginning after December 15, 2014, and interim and annual periods thereafter. Early adoption is permitted. The amendments in the ASU should be applied prospectively. Alpine is evaluating the impact of this guidance on the Company's financial condition, results of operations, and cash flows upon adoption of this guidance. The adoption of this guidance did not have an impact on financial condition, results of operations, or cash flows.

Recently Adopted Accounting Standards.

FASB ASC Topic 205, Presentation of Financial Statements and FASB ASC Topic 306 Property, Plant, and Equipment. In April 2014, the FASB issued ASU No. 2014-08 - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the criteria for determining which future disposals can be presented as discontinued operations and modifies related disclosure requirements. This ASU is effective for periods beginning on or after December 15, 2014. Early adoption is permitted. Alpine is evaluating the impact of this guidance on the Company's financial condition, results of operations, and cash flows upon adoption of this guidance. The adoption of this guidance did not have an impact on the financial condition, results of operations, or cash flows.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $221,047 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2015 was $ 0. No additional deposit was required to be made as of September 30, 2015.

Cash of $327,017 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2015 was $289,115.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $342,500 as of September 30, 2015.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level with.in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 —Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2015.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

Level 2 —Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2015

Level 3 —Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2015

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party 'pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2015:

Furniture and equipment	$	320,481
Computer hardware and software		126,823
		447,304
Less accumulated depreciation and amortization		(193,373)
		253,931

NOTE 7 - STOCKHOLDERS' EQUITY

During the year ended September 30, 2015 the Company had a net income of $6,282,166, treasury stock of $59,390, and paid dividends to stockholders totaling $6,158,354 resulting in a net increase to retained earnings of $64,424.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for a correspondent firm which became a related party on March 3, 2011 when the entity came under new ownership. The Company's new owner is a Limited Liability Company owned by the owner of the correspondent firm.

At September 30, 2015, the Company held customer deposits of the related party totaling $13,113,102. Revenue from performing services for the related party and its customers for the year ended September 30, 2015 was $1,229,738 of clearing income, $81,627 of assessment fee income, and $1,073,837 of other income. Total revenues from the related party and its customers comprise approximately 21.5% of the Company's total revenues for the year ended September 30, 2015.

In 2013, the Company relocated to a building owned with a related party. The Company entered into a 10 year lease agreement with the related party. The lease commenced on November 1, 2012 and will expire October 31, 2022. The lease requires minimum monthly payments of approximately $21,000 per month with yearly adjustments coinciding with the Consumer Price Index (CPI), with a minimum yearly increase of 3%. Lease payments made to the related party totaled $274,046 during the year ended September 30, 2015 and included $16,022 in additional costs associated with the renovation and maintenance of the building. A schedule of yearly lease payments (excluding any additional surcharges) is shown below:

Year ending September 30,		Amount
2016	$	235,456
2017		242,520
2018		249,750
2019		257,242
2020		264,960
Remaining		850,440
	$	2,100,368

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2015, the Company had net capital (calculated on trade date basis) of $1,200,560 which was $950,560 in excess of its required net capital of $250,000. The Company's net capital ratio was 146.10 to 1.

NOTE 10 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 LINES OF CREDIT

The line of credit opened with John Hurry (a related party) in 2013 remains in force for up to $2,000,000 with interest rates of 25% per annum with a $1,000 fee per draw. If the Company requests more than the $2,000,000 limit, additional funds will be provided at a rate of 50% per annum with a $2,000 fee per draw. The line was used once to satisfy a NSCC illiquidity charge that was repaid a day later. As of September 30, 2015, there is no amount outstanding.

NOTE 12 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2015, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

NOTE 13 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a ten year lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. The Company has no open regulatory investigations and/or pending civil arbitrations. But the Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's financial statements. Management is of the opinion that the Company has adequate legal defenses with respect to any legal proceedings to which it may become a defendant or respondent.

NOTE 14 SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date the financial statements were issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.